10027066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mR

AB 3/6

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA Savvian Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Veatch

Signature

Chief Financial Officer

Title

Notary Public

LINA TRAN
Commission # 1811754
Notary Public - California
San Francisco County
My Comm. Expires Aug 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Managing Member of
GCA Savvian Advisors, LLC:

We have audited the accompanying statement of financial condition of GCA Savvian Advisors, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Savvian Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 24, 2010

GCA SAVVIAN ADVISORS, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	4,708,775
Accounts receivable		607,925
Other receivables		159,738
Due from GCAS Corp.		885,240
Deferred tax asset		285,666
Prepaid expenses		406,503
Total assets	$	7,053,847

Liabilities and Member Equity

Accounts payable	$	186,993
Accrued compensation		1,218,249
Due to GCA Savvian, LLC		233,849
Deferred revenue		142,915
Deferred rent		237,128
Other accrued liabilities		304,762
Total liabilities		2,323,896
Member's equity		4,729,951
	$	7,053,847

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Income

Year ended December 31, 2009

Revenues:		
Investment banking and transactional fees	$	20,294,107
Expenses:		
Compensation and benefits		13,231,690
Professional services		377,316
Office and equipment leases		2,817,926
Marketing and business development		763,157
Other general and administrative		2,069,893
		19,259,982
Operating income		1,034,125
Interest income		18,579
Income before income taxes		1,052,704
Income taxes		449,198
Net income	$	603,506

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2009

Member's equity at beginning of year	$	11,987,745
Distributions to member		(7,861,300)
Net income for the period		603,506
Member's equity at end of year	$	4,729,951

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	603,506
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred rent		(155,982)
Deferred tax assets		(123,547)
Changes in operating assets and liabilities:		
Accounts receivable and other receivables		1,505,534
Due to affiliates, net		(792,084)
Prepaid expenses		(82,476)
Accounts payable		(9,340)
Accrued compensation		970,584
Deferred revenue		(154,584)
Other accrued liabilities		92,749
Cash provided by operating activities		1,854,360
Cash flows from financing activities:		
Distributions to member		(7,861,300)
Cash used in financing activities		(7,861,300)
Net decrease in cash and cash equivalents		(6,006,940)
Cash and cash equivalents at beginning of year		10,715,715
Cash and cash equivalents at end of year	$	4,708,775
Cash paid to GCA Savvian, LLC during the year for:		
Income taxes	$	572,745

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Group Corporation (GCASG Corp), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company was originally formed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of warrants received as compensation for services provided; the collectibility of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Savvian Corp (GCAS), a subsidiary of GCASG Corp; and the allocation of compensation and benefits incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) Revenue Recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

From time to time, the Company receives a portion of its transaction fees in the form of equity instruments such as common, preferred stock or warrants. Such investments are sold upon receipt to

GCA Savvian, LLC, an affiliate of the Company, at the estimated fair value of the respective equity instruments. During 2009, the Company received warrants from two clients and recognized $401,821 of transaction fee revenue for the warrants received. The Company estimated the fair value of those warrants using a Black-Scholes Merton option pricing model.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in general and administrative expenses. Direct reimbursements of client related expenses of $463,118 were recognized in 2009.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. As of December 31, 2009, cash equivalents totaling $2,864,299 consisted of an investment in a money market fund with an average maturity of less than three months. The money market fund invests solely in US Treasury Bills.

The Company places its cash accounts with a well established financial institution. At December 31, 2009 and periodically throughout the period then ended, such investments were in excess of FDIC insurance limits.

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount and do not bear interest. Historically, the Company's credit losses have not been significant. As of December 31, 2009, 71% or $433,904 of the receivables outstanding is from two customers. Management considers all outstanding receivables as of December 31, 2009 to be collectible. As such, the Company has not recorded an allowance for doubtful accounts as of December 31, 2009.

(f) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) ***Income Taxes***

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian Inc.

The Company adopted the provisions of FASB ASC 740, "Income Taxes," as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in

these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded upon adoption or as of December 31, 2009.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may at its discretion match a percentage of each employee's contribution. The Company may also make discretionary profit sharing contributions to the plan. During 2009, the Company did not make any matching contributions to the plan.

(4) Income Taxes

The provision for income taxes is as follows:

		Current	Deferred	Total
Federal	$	536,904	(130,538)	406,366
State		35,841	6,991	42,832
	$	572,745	(123,547)	449,198

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2009 primarily relate to accrued compensation and deferred rent.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income, and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2009, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of the Expense Reimbursement Agreement. Specifically, the Company recognized $106,152 of other general and administrative expenses, $2,799,995 of office and equipment lease expenses, and $599,333 of compensation and benefits expenses in 2009 for costs incurred by GCA Savvian LLC on behalf of the Company. As of December 31, 2009, the Company has outstanding payables of $233,849 to GCA Savvian, LLC.

(Continued)

In addition, the Company recognizes certain other expenses that are incurred by GCA Savvian, LLC and GCA Savvian, Inc. on behalf of the Company in its financial statements. Specifically, the Company recognized $643,476 of compensation and benefits related expense incurred by GCA Savvian, LLC on behalf of the Company and $449,198 of income tax provision incurred by GCA Savvian Inc. for federal, state, and local income taxes. The Company made cash distributions to GCA Savvian, LLC to fund compensation and benefits and income taxes incurred by affilitiates on its behalf.

From time to time, the Company receives warrants as a form of compensation for its services. The Company sold $401,821 of warrants received in 2009 to GCA Savvian, LLC. No gain was recognized on the sale of the warrants to GCA Savvian, LLC.

In addition, the Company and GCAS have an agreement to reimburse certain expenses and fees paid on the others behalf. The Company recognized $128,403 of net reimbursements from GCAS in 2009 in other general and administrative expenses. The Company and GCAS allocate revenue earned on cross border transactions in accordance with its existing transfer pricing methodology. During 2009, the Company recognized $2,927,976 million of revenue from cross border transactions initiated by GCAS. As of December 31, 2009, the Company has a net receivable in the amount of $885,240 from GCAS.

(6) Commitments and Contingencies

(a) Leases

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2013. The Company incurred $2,138,021 of office facility lease expense and $679,904 of equipment and furniture lease expense during 2009 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA, New York, NY, Menlo Park, CA and Chicago, IL offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for years ending after December 31, 2009 are as follows:

		Office facilities	Furniture and equipment
Year ending:			
2010	$	1,776,105	179,599
2011		1,248,000	88,524
2012		1,248,000	3,393
2013		1,040,000	3,393
	$	5,312,105	274,909

(b) ***Legal Matters***

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. The Company is not aware of any material pending or threatened litigation as of December 31, 2009.

(c) ***Net Capital Requirements***

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital rule 15c3-1 of $2,327,594, which was $2,172,667 in excess of its net capital requirement of $154,926. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 as of December 31, 2009.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions from GCASG Corp or GCA Savvian, Inc. in 2009.

(7) Subsequent Events

In May 2009, FASB ASC 855 "Subsequent Events" was issued and established standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds to the release of their financial statements. The Company has since adopted the standard and subsequent events have been evaluated through February 24, 2010.

SUPPLEMENTAL INFORMATION

Supplemental Schedule I

GCA SAVVIAN ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2009

Net capital:		
Total member's equity	$	4,729,951
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable and other receivable		(767,663)
Due from GCAS Corp.		(885,240)
Deferred tax asset		(285,666)
Prepaid expenses		(406,503)
Total deductions and/or charges		(2,345,072)
Net capital before haircuts on securities positions		2,384,879
Haircuts on securities positions		57,286
Net capital	$	2,327,593
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	186,993
Accrued compensation		1,218,249
Due to GCA Savvian, LLC		233,849
Deferred revenue		142,915
Deferred rent		237,128
Other accrued liabilities		304,762
Total aggregate indebtedness	$	2,323,896
Computation of basic net capital requirement:		
Net capital	$	2,327,593
Minimum net capital required (6 ⅔% of aggregate indebtedness or $100,000, whichever is greater)		154,926
Excess net capital	$	2,172,667
Ratio: Aggregate indebtedness to net capital		1 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2009):		
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$	2,327,594
Rounding differences		(1)
Net capital per above	$	2,327,593

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Managing Member
GCA Savvian Advisors, LLC:

In planning and performing our audit of the financial statements of GCA Savvian Advisors, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiency in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2010

KPMG

GCA SAVVIAN ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2009

(With Reports of Independent Registered Public Accounting Firm)

GCA SAVVIAN ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2009

Table of Contents

KPMG

GCA SAVVIAN ADVISORS, LLC

Schedule of Assessment and Payments [Transitional Assessment Reconciliation Form (Form SIPC-7T)]

December 31, 2009

(With Agreed-Upon Procedures Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
55 Second Street
San Francisco, CA 94105

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Managing Member of
GCA Savvian Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation Form (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by GCA Savvian Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the application instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger and proof of payment noting no differences;
2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the unaudited FOCUS reports for the period from January 1, 2009 to March 31, 2009 to the Company's general ledger and respective quarterly FOCUS reports, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the FOCUS reports and general ledger system reports supporting the adjustments, noting no adjustments;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers including the FOCUS reports and general ledger system reports supporting the adjustments, noting no differences;
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no overpayment applied to the current assessment.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is indented solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066065 FINRA DEC
GCA SAVVIAN ADVISORS LLC 17*17
150 CALIFORNIA ST 23RD FL
SAN FRANCISCO CA 94111-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 34,572

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (10,942)

1-9-09 & 7-21-09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 23,630

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 23,630

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 23,630

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GCA SAVVIAN ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

David H. Vistet
(Authorized Signature)

CFO
(Title)

Dated the 22nd day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12·31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 13,828,929

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 13,828,929

2e. General Assessment @ .0025 — $ 34,572

(to page 1 but not less than $150 minimum)